

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Yulin Wang
Chief Executive Officer
Kingsoft Cloud Holdings Ltd
Building E, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road, Haidian District
Beijing, 100085, the People's Republic of China

      Re: Kingsoft Cloud Holdings Limited
          Draft Registration Statement on Form F-1
          Submitted September 14, 2020
          CIK No. 0001795589

Dear Mr. Wang:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Ran Li